                           CERTIFICATE OF NOTIFICATION
                                    (Rule 24)
                                     to the
                       SECURITIES AND EXCHANGE COMMISSION
                                       by
                MAINE YANKEE ATOMIC POWER COMPANY (MAINE YANKEE)

It is hereby certified that the transactions detailed below, which were covered by the Statement on Form U-1 as amended and the Order of the Securities and Exchange Commission dated September 10, 2001 with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and Order of the Commission, as follows:

On April 1, 2005, Maine Yankee completed the seventh installment of the redemption of its common stock described in said Statement. On that date, Maine Yankee redeemed a total of 52,700 of its 259,200 outstanding shares pro rata from its stockholders at a per share redemption price of $132.8415, for a total redemption price of $7,000,747.05, as follows:

                                                Number of              Total
                                                  Shares            Redemption
Stockholder                                      Redeemed              Price
--------------------------------------         -------------       -------------
Central Maine Power Company                           20,026       $2,660,283.88
New England Power Company                             12,648        1,680,179.30
The Connecticut Light and
   Power Company                                       6,324          840,089.65
Bangor Hydro Electric Company                          3,689          490,052.29
Maine Public Service Company                           2,635          350,037.35
Public Service Company of
   New Hampshire                                       2,635          350,037.35
Cambridge Electric Light Company                       2,108          280,029.88
Western Massachusetts Electric Company                 1,581          210,022.41
Central Vermont Public Service Company                 1,054          140,014.94
                                               -------------       -------------
TOTAL                                                 52,700       $7,000,747.05

Pursuant to paragraph F.(2) of the Instructions as to Exhibits for Form U-1, because the transactions described in the Statement will be consummated in several steps or installments, the "past tense" opinion of counsel shall be filed at the conclusion of the last such step or installment.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate of Notification to be signed on its behalf by the undersigned officer thereunto duly authorized.



MAINE YANKEE ATOMIC POWER COMPANY

/s/ Michael E. Thomas
-------------------------------------
Michael E. Thomas
Vice President and Chief Financial Officer

Date: April 8, 2005